TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Publishes 2022 ESG Report

May 3, 2023 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") has published its 2022 Environmental, Social and Governance ("ESG") Report. The 2022 ESG Report and data tables summarizing the Company's performance against relevant Global Reporting Initiative (GRI) and Sustainability Accounting Standards Board (SASB) metrics are available for review and download on Equinox Gold's website at www.EquinoxGold.com.

Greg Smith, President & CEO of Equinox Gold, commented: "Equinox Gold's 2022 ESG Report summarizes our responsible mining commitments and management approach to key ESG issues. We also published our inaugural Climate Action Report in February and expect to publish our first Water Stewardship Report later this year. We have worked over the last five years to ensure responsible mining principles are incorporated into the foundation of our business strategy. We are seeing positive results from those efforts, achieving all our ESG objectives during 2022, and will continue to build on that performance going forward."

2022 ESG Highlights

Environment

  Improved our environmental performance by 7% compared to 2021, with no major incidents and a Significant Environmental Incident Frequency Rate of 0.63 per million hours worked
  Reduced greenhouse gas (GHG) emissions by 10% compared to 2021
  Set a target to achieve a 25% reduction in our GHG emissions by 2030 compared to our "business-as-usual" forecast were no intervention measures taken
  Published our first Climate Action Report using the Task Force on Climate-related Financial Disclosures framework
  Updated our Tailings Management Overview Report and published data for the second time to CDP
  Entered into renewable energy wind and solar power contracts for select Brazil operations
  Used 58% recycled water at our operations
  Reclaimed 145 hectares of land
  Planted 18,966 trees in reforestation projects around our sites

Social

  Improved our health and safety performance by 30% compared to 2021, with no fatalities and a Total Recordable Injury Frequency Rate of 2.12 per million hours worked
  Had no lost-time incidents during the fourth quarter, and six of eight sites had no lost-time injuries during 2022
  Provided 203,000 hours of training to our employees, of which more than 36% was on health and safety topics
  Invested US$8.7 million to support community initiatives
  Launched an employee share purchase plan in which 75% of eligible employees participate

Governance

  Achieved Level A ratings in at least 75% of Towards Sustainable Mining protocols at all mine sites
  Developed Social Management Standards and Human Rights Management Standards
  Completed the United Nations Global Compact Target Gender Equality Program
  Completed Code of Ethics training for our entire workforce

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

2023 ESG Priorities

  Continue to improve our health and safety and environmental performance
  Implement our Social Management Standards, Human Rights Management Standards and Environmental Management Standards across all sites
  Develop a water stewardship strategy and publish our first Water Management Report
  Update our Tailings Management Overview Report and publish data to CDP
  Develop a Diversity and Inclusion Strategy based on international best practices
  Achieve Level A ratings in 100% of Towards Sustainable Mining protocols

More information about Equinox Gold's 2022 performance, 2023 targets and commitments to responsible mining is available in the reports and other disclosure on our website at www.equinoxgold.com/responsible-mining.

Equinox Gold Contacts

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President, Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities and future financial or operational performance; the Company's expectations for achieving its responsible mining objectives; and the Company's expectations for reducing its GHG emissions and the impact of its operations on climate change, including reaching its GHG emissions reduction target. Forward-looking statements or information generally identified by words such as "target", "will", "ensure", "continue", "develop", "commit", "achieve" and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Equinox Gold's ability to achieve the exploration, production, cost and development expectations for its respective operations and projects; the Company's ability to achieve its objective of becoming an industry leader for responsible mining and sustainable development; the availability of funds for the Company's projects and future cash requirements; and the Company's ability to comply with environmental, health and safety laws and other regulatory requirements. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release. The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous populations; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry; and those factors identified in the section titled "Risks and Uncertainties" in the Company's MD&A dated February 21, 2023 for the year ended December 31, 2022, and in the section titled "Risks Related to the Business" in the Company's most recently filed Annual Information Form, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.